SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                  Commission File Number 0-18106



Form 10-K     X
             ---
For period ended September 30, 1996


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant
         EXIDE ELECTRONICS GROUP, INC.

         Former name if applicable
         N/A

         Address of principal executive office (Street and Number) 8609 Six Forks Road
         Raleigh, North Carolina 27615


                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

 XX         (a) The reasons described in reasonable detail in Part III of this
 -- form could not be eliminated without unreasonable effort or expense;

 XX         (b) The subject annual report, semi-annual report, transition
 -- report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

N/A         (c) The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

         The Form 10-K of Exide Electronics Group, Inc. (the "Company") cannot be filed by the prescribed time because the Company is awaiting a response from the Division of Corporation Finance (the "Division") regarding the appropriate presentation of the financial results of nine of the Company's direct and indirect subsidiaries (the "Guarantor Subsidiaries"). The Guarantor Subsidiaries were included as registrants on a Registration Statement on Form S-4, which was declared effective by the Securities and Exchange Commission (the "Commission") on May 14, 1996, by virtue of being guarantors of securities of the Company that were registered on such registration statement. The Guarantor Subsidiaries therefore became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         In July 1996, the Company submitted a letter to the Commission requesting exemptive relief, or in the alternative, no action advice, under
Section 12(h) of the Exchange Act for the Guarantor Subsidiaries. The Division, in an informal telephone conversation, advised the Company that the Division could not provide the requested relief at that time, because one of the nine Guarantor Subsidiaries was not wholly-owned by the Company. The Division advised, however, that it would be inclined to grant the requested relief after January 7, 1997, the date by which the Company was required by contract to acquire the remaining outstanding capital stock of the non-wholly-owned Guarantor Subsidiary. The Division advised the Company to resubmit the no action request in December 1996 so the Division would be in a position to render a response soon after January 7, 1997. In accordance with the Division's instructions, the Company resubmitted the no action request by letter dated December 10, 1996.

         The Company anticipates a response from the Division promptly after January 7, 1997 upon receipt of notice by the Company that it has acquired all of the outstanding capital stock of the non-wholly-owned Guarantor Subsidiary. Such response will provide the Company with guidance with respect to the appropriate presentation of the financial results of the Guarantor Subsidiaries. In particular, the Company, based on its conversations with the Commission, expects to be advised that the individual Guarantor Subsidiaries will be exempt from the reporting requirements of the Exchange Act and that the financial information of the Guarantor Subsidiaries may be included in the form of condensed consolidating financial statements to the Company's financial statements, as requested in the no action letter. The Company, therefore, expects to be able to file a Form 10-K that appropriately presents the financial results of the Company and the Guarantor Subsidiaries prior to 15 calendar days from the date such Form 10-K was originally due.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                              B.J. Grossman (919)872-3020


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         (2) Have all other periodic reports required under Section 13 or 15(d)
or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Net loss for fiscal 1996 will be $10.3 million, or $1.15 per fully diluted share, as compared to a net income of $7.4 million, or $0.84 per fully diluted share, for fiscal 1995. Excluding non-recurring acquisition, restructuring, litigation and interest charges and $5.5 million of purchase accounting adjustments, net income would have been $5.2 million or $0.46 per fully diluted share in fiscal 1996, compared to $13.0 million or $1.42 per fully diluted share in fiscal year 1995.


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
                          EXIDE ELECTRONICS GROUP, INC.
                  (Name of Registrant as Specified in Charter)




         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

December 23, 1996                             /s/ MARTY R. KITTRELL
-----------------                            -------------------------------
Date                                          Marty R. Kittrell, Vice President,
                                              Chief Financial Officer, Treasurer